SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2015

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 100-724, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Convocation Notice of the 14th Annual General Meeting of Shareholders

Table of Contents

Convocation Notice of the 14th Annual General Meeting of Shareholders

Meeting Agendas

AGENDA ITEM NO. 1 APPROVAL OF FINANCIAL STATEMENTS
(INCLUDING STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS)

AGENDA ITEM NO. 2 APPROVAL OF REVISION TO ARTICLES OF INCORPORATION

AGENDA ITEM NO. 3 APPOINTMENT OF DIRECTORS (1 Non-Executive Director & 8 Outside Directors)
Agenda Item No. 3-1 Non-Executive Director Candidate : Mr. Yong Byoung Cho
Agenda Item No. 3-2 Outside Director Candidate : Mr. Boo In Ko
Agenda Item No. 3-3 Outside Director Candidate : Mr. Taeeun Kwon
Agenda Item No. 3-4 Outside Director Candidate : Mr. Seok Won Kim
Agenda Item No. 3-5 Outside Director Candidate : Mr. Hoon Namkoong
Agenda Item No. 3-6 Outside Director Candidate : Mr. Cheul Park
Agenda Item No. 3-7 Outside Director Candidate : Mr. Sang Kyung Lee
Agenda Item No. 3-8 Outside Director Candidate : Mr. Yuki Hirakawa
Agenda Item No. 3-9 Outside Director Candidate : Mr. Philippe Avril

AGENDA ITEM NO. 4 APPOINTMENT OF AUDIT COMMITTEE MEMBERS (4 MEMBERS)
Agenda Item No. 4-1 Audit Committee Member Candidate : Mr. Taeeun Kwon
Agenda Item No. 4-2 Audit Committee Member Candidate : Mr. Seok Won Kim
Agenda Item No. 4-3 Audit Committee Member Candidate : Mr. Man Woo Lee
Agenda Item No. 4-4 Audit Committee Member Candidate : Mr. Sang Kyung Lee

AGENDA ITEM NO. 5 APPROVAL OF THE MAXIMUM LIMIT ON DIRECTOR REMUNERATION

Additional Information
I. Number and Classification of Voting Shares
II. Method of Resolutions
III. Members of the Board of Directors after the 14th Annual General Meeting of Shareholders
IV. Committees of the Board of Directors

Appendix A – Financial Statements for FY 2014

Shinhan Financial Group

20, Sejong-daero 9-gil, Jung-gu,

Seoul 100-724, Korea

February 24, 2015

Convocation Notice of the 14th Annual General Meeting of Shareholders

To our Shareholders:

Notice is hereby given that the 14th Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Meeting Description

1. Date and Time: March 25, 2015 10 A.M. in Seoul time.

2. Place: Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 100-724, Korea

Agendas to be voted on:

1)	Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2014 (January 1, 2014 ~ December 31, 2014)

2)	Approval of Revision to Articles of Incorporation

3)	Appointment of Directors (1 Non-Executive Director & 8 Outside Directors)

3-1) Non-Executive Director Candidate : Mr. Yong Byoung Cho

3-2) Outside Director Candidate : Mr. Boo In Ko

3-3) Outside Director Candidate : Mr. Taeeun Kwon

3-4) Outside Director Candidate : Mr. Seok Won Kim

3-5) Outside Director Candidate : Mr. Hoon Namkoong

3-6) Outside Director Candidate : Mr. Cheul Park

3-7) Outside Director Candidate : Mr. Sang Kyung Lee

3-8) Outside Director Candidate : Mr. Yuki Hirakawa

3-9) Outside Director Candidate : Mr. Philippe Avril

4)	Appointment of Audit Committee Members (4 members)

4-1) Audit Committee Member Candidate: Mr. Taeeun Kwon

4-2) Audit Committee Member Candidate: Mr. Seok Won Kim

4-3) Audit Committee Member Candidate: Mr. Man Woo Lee

4-4) Audit Committee Member Candidate: Mr. Sang Kyung Lee

5)	Approval of the maximum limit on Director Remuneration

Meeting Agendas

AGENDA ITEM NO. 1	APPROVAL OF FINANCIAL STATEMENTS

(Separate Financial Statements & Consolidated Financial Statements for fiscal year 2014 (January 1, 2014 ~ December 31, 2014), Including Statements of Appropriation of Retained Earnings)

Pursuant to Article 449 of the Commercial Act, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the Company’s separate financial statements and consolidated financial statements for fiscal year 2014.

Business Results for FY 2014 (stand-alone or separate basis)

Shinhan Financial Group is a financial holding company established in accordance with the Financial Holding Company Acts and engages in the primary business of 1) controlling or managing companies that either provide financial services or are closely related to financial business through ownership of shares, 2) investing in or providing financial support to subsidiaries and to raise capital necessary for financial support, and 3) supporting the business of subsidiaries for joint development, marketing of new products and joint utilization of facilities and IT systems and etc.

As of December 31, 2014, Shinhan Financial Group consists of 13 direct subsidiaries that include Shinhan Bank, Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance and Shinhan BNP Paribas Asset Management, and 18 indirect subsidiaries.

Business Results of FY 2014 (consolidated basis)

For the fiscal year 2014, Shinhan Financial Group recorded KRW 2,081.1 billion of consolidated net income attributable to equity shareholders.

Group net income increased by 9.6% year-on-year, re-entering 2 trillion mark.

Interest income increased by 2.8% year-on-year attributed to resilient loan growth despite falling net interest margin whereas non-interest income dropped by 9.6% year-on-year due to reduction in security sales gains along with increase in impairment losses from restructured equity holdings.

Group’s accumulated provision for credit losses decreased by 19.8% year-on-year to 949.9bil. Credit Cost entering into historically low level attributed to consistent risk management and moderate loan growth.

Shinhan Bank reported net income of KRW 1,455.2 billion, increased by 6.0% from the previous year and Jeju Bank reported net income of KRW 9.5 billion, down by 32.4% from 2013.

Non-bank subsidiaries realized a combined net income of KRW 923.7 billion, increased by 7.7% from 2013. Shinhan Card and Shinhan BNPP AM net profits fell by 3.5% and 10.4% year-on-year respectively, whereas Shinhan Investment Corp. and Shinhan Life Insurance increased by 56.9% and 6.9% respectively year-on-year.

The net income contribution from non-bank subsidiaries in 2014 marked 923.7billion, slightly improved at 39% from 2013, as non-banking subsidiaries continue to report stable earnings.

The dividend proposed by the Board of Directors for fiscal year 2014 is as follows;

1)	Dividend for Common Stocks: KRW 450,490 million

(KRW 950 per share, 19% of par value and 2.0% of market price of Common Stock)

2)	Dividend for Preferred Stocks: KRW 61,938 million

3)	Total Dividend Amount: KRW 512,428 million

- Please refer to Appendix A for the separate financial statements and Consolidate financial statements of Shinhan Financial Group. For more detailed information of notes to financial statements, please refer to the audit report through a 6-K filing disclosure  provisionally scheduled to be released on 10 March, 2015, allowing shareholders to view the financial statements at least two weeks to review prior to the Annual General Meeting.

AGENDA ITEM NO. 2    APPROVAL OF REVISIONS TO ARTICLES OF INCORPORATION

Pursuant to Article 433 of the Commercial Act, we seek shareholders’ approval during the Annual General Meeting of Shareholders on revision to the Articles of Incorporation.

Relevant Articles of the Articles of Incorporation	Reasons for the Amendment

Articles 19	To establish the basis for the electronic registration of corporate bonds under the Korean Commercial Code.
Articles 23

To reflect the recent amendments to the Korean Commercial Code and other relevant laws and regulations.

The new Article has been added to ensure that the Company has sufficient flexibility in the event of distress. Since the Write-Down Contingent Capital Securities cannot be converted into equity, they will not dilute the value of existing shares of the Company.

Articles 39, 41, 47, 48 and 51	To reflect the recent enactment of the Model Policy and recent amendments to other relevant regulations.

Current Provisions	Proposed Amendments	Remarks
Article 1 ~ 18	[No change]

Article 19 (Issuance of Corporate Bonds)	Article 19 (Issuance of Corporate Bonds)

(1~3)	(1)~(3) [No change]

	[Added] (4) With respect to the corporate bonds set forth in Paragraph 1, the Company may register such bonds on the electronic registry in lieu of issuing physical certificates.	This addition establishes the basis for the electronic registration of corporate bonds under the Korean Commercial Code.

Article 20 ~ 22	[No change]

[Added] Article 23 (Issuance of Write-down Contingent Capital Securities)

(1) The Company may, by resolution of the Board of Directors, issue corporate bonds whose terms provide that the obligation to repay the principal and pay the interest thereon shall be waived upon the occurrence of a contingency event as determined at the time of the issuance of such bonds based on reasonable and objective criteria; provided that the aggregate face value of such bonds do not exceed 10 trillion Won (such bonds hereinafter referred to as the “Write-down Contingent Capital Securities”).

(2) The obligation to repay the principal and pay the interest on the Write-down Contingent Capital Securities shall be waived upon the occurrence of the event described in any of the following sub-paragraphs (such waiver hereinafter referred to as “Debt Modification”):

1. The Company is designated as an insolvent financial institution pursuant to the Act on the Structural Improvement of the Financial Industry; or

2. The Company receives a directive in the form of ‘management improvement order’ from the Financial Services Commission pursuant to the Supervisory Regulations on Financial Holding Companies.

(3) The Board of Directors of the Company may, to the extent permitted by applicable law and at the time of the issuance, determine the scope of changes to be made to the terms and conditions of the Write-down Contingent Capital Securities as a result of the Debt Modification.

This addition establishes the basis for the issuance of Write-down Contingent Capital Securities as permitted under the amendments to the Financial Investment Services and Capital Markets Act.

Article 23 ~ 37	[No change other than renumbering of the articles]

Current Provisions	Proposed Amendments	Remarks
Article 38 (Eligibility of Outside Director)	Article 39 (Eligibility of Outside Director)	Article renumbered

(1) The Company must appoint a person who has extensive expertise or practical experience in related areas such as finance, economy, business management, law, accounting or media, and has one of the following qualifications

1. a professional manager (it being noted that an individual who is or was an executive officer or served at an equivalent or more senior position, of a company that is subject to external audit according to the Act on External Audit of Stock Companies or similar foreign law, provided that, even if such company does not meet the above eligibility requirement, an individual who has worked for five or more years at a company meeting the minimum size requirements prescribed by the Outside Director Recommendation Committee equivalent or higher than an executive position shall be regarded as a professional manager)

2. a lawyer or certified public accountant who has five or more years of work experience in related fields

3. a person who has a master’s or higher degree in finance, economics, business management, law or accounting and has five or more years of work experience as a researcher, full-time lecturer or in a more senior capacity in related fields at a research institution or a university

4. a person who has ten or more years of work experience at a financial company

5. a person who has worked for five or more years as an executive officer, or ten or more years as an executive officer or employee, of a listed corporation (as defined in the Financial Investment Services and Capital Markets Act) in fields related to finance or accounting;

6. a person who has five or more years of work experience in fields related to finance or accounting, or in supervisory capacity in respect thereof, as an employee of the central government, a local government, a public institution as defined in the Act on the Management of Public Institutions, the Financial Supervisory Service, the Korea Exchange as defined in the Financial Investment Services and Capital Markets Act, or a financial investment services institution (not including a financial investment related entity) as defined in Article 9, Paragraph 17 of the same Act);

[Replaced in entirety with the following]
	(1) The Company shall appoint a person with expertise and general knowledge as an outside director considering the qualifications set forth in each of the following subparagraphs.	This provision reflects Article 16, Paragraph 1 of the Model Policy.

1. Whether such person possesses sufficient work experience or expert knowledge in relevant areas such as finance, economy, business administration, accounting or legal affairs to the extent necessary to perform duties as an Outside Director;

Members of the press and other media experts excluded.

2. Whether as an Outside Director such person is not bound to any special interests and is able to perform the relevant duties fairly in the interest of the entire shareholders’ group and consumers of financial services;

3. Whether such person has a sense of ethics and responsibility that is appropriate to perform duties as an Outside Director; and
4. Whether such person is able to dedicate sufficient time and efforts in order to faithfully perform duties as an Outside Director.

(2) An Outside Director may not be appointed as an outside director for other companies during his/her term as an Outside Director, except where such Outside Director concurrently serves as an outside director of a subsidiary, etc. of the Company.

This provision reflects Article 16 of the Model Policy. “Other companies” is a comprehensive concept that includes other financial companies.

Accordingly, the reference to “financial companies” in the Model Policy was not reflected.

7. a person who has work experience in fields related to finance or accounting at an institution subject to inspection (including an equivalent foreign financial institution) pursuant to Article 38 of the Act on the Establishment, etc. of Financial Services Commission; or

Current Provisions	Proposed Amendments	Remarks

8. any other person with extensive expertise or practical experience who is recognized by the Outside Director Recommendation Committee as having qualifications corresponding to Subparagraphs 1 through 7 above.

(2) Any person meeting the specifications set forth in any of the following subparagraphs cannot become an Outside Director of the Company or shall be disqualified from such position if such person meets the specifications set forth in any of the following subparagraphs:

1. a person who is prohibited from being appointed as the Outside Director under the Financial Holding Companies Act or related laws and regulations; or

2. a person serving as an outside director, non-standing director or non-standing auditor with another company, which is not an affiliate of the Company and is engaged in the business of finance.

Article 39	[No change other than renumbering of the article]

Article 40 (Appointment of Representative Director, et al.) The Company may appoint one Representative Director-Chairman by resolution of the Board of Directors.

Article 41 (Appointment of Representative Director)

[Replaced in entirety with the following] The Company may, by resolution of the Board of Directors, appoint one Director as a Representative Director-Chairman.

Deletes the reference to “Representative Director, et al.”

Articles 41 ~ 45	[No change other than renumbering of the articles]

Article 46 (Minutes of the Meeting of Board of Directors)	Article 47 (Minutes of the Meeting of Board of Directors)	Article renumbered

(1) The proceedings of a Board meeting shall be recorded in the minutes.	(1) [No change]

(2) The minutes for a Board meeting should record the agenda, proceedings, resolutions, the identity of dissenting directors (if any) and the reasons for such dissent and must be prepared, signed or affixed a seal by the Directors present at the meeting.

(2) [Replaced in entirety with the following] The minutes for a Board meeting should record the agenda, proceedings, resolutions, the identity of dissenting directors (if any) and the reasons for such dissent and must be signed or affixed a seal by the Directors present at the meeting.

Amendments conform to the standard articles of incorporation of a listed company.

Article 47 (Committees)

(1) The Company may have the following Committees within the Board of Directors.

1. Governance & CEO Recommendation Committee

2. Board Steering Committee

3. Audit Committee

4. Outside Director Recommendation Committee

5. Risk Management Committee

6. Compensation Committee

Article 48 (Committees under the Board of Directors )

[Amendments underlined]

(1) The Company shall maintain committees set forth in each of the following subparagraphs as its Committees under the Board of Directors on an ongoing basis.

1. Governance & CEO Recommendation Committee

2. Board Steering Committee

3. Audit Committee

Article renumbered Reflects Article 8 of the Model Policy; title revised in part.

Current Provisions	Proposed Amendments	Remarks
7. Audit Committee Member Recommendation Committee	4. Outside Director Recommendation Committee 5. Risk Management Committee 6. Compensation Committee 7. Audit Committee Member Recommendation Committee 8. Corporate Social Responsibility Committee

(2) Details regarding composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors.	(2) Details regarding composition, authority, operation, etc. of each Committee under the Board of Directors shall be determined by the resolution of the Board of Directors.	Term change.

(3) Articles 43, 45 and 46 shall apply mutatis mutandis with respect to the committees.	(3) Articles 44, 46 and 47 shall apply to the Committees.

Articles 48 ~ 49	[No change other than renumbering of the articles]

Article 50 (Constitution of Audit Committee)	Article 51 (Constitution of Audit Committee)	Article renumbered

(1) The Company shall have the Audit Committee, as prescribed by article 41 paragraph 1 of the Financial Holding Company Act.	(1) [No change] [Amendments underlined]

(2) Candidates for the Audit Committee shall be recommended by the Audit Committee Member Recommendation Committee, comprised entirely of Outside directors. The Audit Committee Member Recommendation Committee shall make resolution based by an affirmative vote of at least two-thirds (2/3) of the members present.

(3) The Audit Committee shall consist of three (3) or more Directors and must satisfy the following.

1. Two-thirds (2/3) of the members of the Audit Committee shall be Outside Directors.

2. At least one member must be an expert in the area of accounting or finance, as defined under 19.2 of Presidential Decree to the Financial Holding Company Act.

(4) The chairman of the Audit Committee shall be elected among the outside directors by a resolution of the Audit Committee.

(2) Candidates for the Audit Committee shall be recommended by the Audit Committee Member Recommendation Committee comprised entirely of Outside directors. The Audit Committee Member Recommendation Committee shall make resolution by an affirmative vote of at least two-thirds (2/3) of the members.

For consistency with the Internal Regulations
	(3) The Audit Committee shall consist of not less than three (3) but no more than five (5) directors, of whom at least two-thirds shall be Outside Directors.	For consistency with the Internal Regulations
	(4) At least one member shall be an expert in the area of accounting or finance, as defined by relevant laws and regulations.	For consistency with the Internal Regulations
	(5) The Audit Committee shall by its resolution elect one of its Outside Director members as its Chairman.	For consistency with the Internal Regulations

Article 51~60	[No change other than renumbering of the articles]

Addenda(1) ~ Addenda(9)	Addenda(1) ~ Addenda(9) [No change]

	[Added] Addenda (10) Article 1 (Effective Date) These Articles of Incorporation shall become effective as of March 25, 2015.	Amendments to be effective upon the approval of the AGM in March 2015.

AGENDA ITEM NO. 3    APPOINTMENT OF DIRECTORS (1 Non-Executive Director & 8 Outside Directors)

Pursuant to Article 382 of the Commercial Act and Article 36 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of directors.

At the 14th Annual General Meeting of Shareholders 9 directors will seek the approval of appointment from shareholders.

The Board of Directors is currently composed of 12 directors, 1 executive director and 1 non-executive director and 10 outside directors. The terms of 1 Non-executive director (Mr. Jin-Won Suh) and 8 outside directors (Messrs. Boo In Ko, Taeeun Kwon, Kee Young Kim, Seok Won Kim, Hoon Namkoong, Sang Kyung Lee, Haruki Hirakawa and Philippe Aguignier) terms will be completed in March 2015 on the date of the Annual General Meeting of Shareholders.

The Board Steering Committee, the committee under the Board of Directors which recommends non-executive directors for the Company, recommended Mr. Yong Byoung Cho, the current CEO of Shinhan BNP Paribas Asset Management, an asset management subsidiary of the Company, as a non-executive director for the Company.

On February 24, 2015, the Board of Directors endorsed the nominees selected by the Board Steering Committee.

The Outside Director Recommendation Committee under the Board of Directors recommended 8 outside directors, of which 5 directors, Messrs. Boo In Ko, Taeeun Kwon, Seok Won Kim, Hoon Namkoong, and Sang Kyung Lee are to renew their terms. Mr. Cheul Park, Yuki Hirakawa and Mr. Philippe Avril have been newly nominated and recommended as an outside directors.

The Outside Director Recommendation Committee is a committee under the Board of Directors and assesses the independence and ability of potential candidates for outside directors and recommends relevant candidates to the Board of Directors.

On February 24, 2015, the Board of Directors endorsed the nominees selected by the Outside Director Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of the following candidate;

Please refer to the “Additional information” section provided at the end of this document for information on the a) Members of the Board of Directors after the 14th Annual General Meeting of Shareholders’ and b) Committees of Board of Directors.

AGENDA ITEM NO.3-1 EXECUTIVE DIRECTOR CANDIDATE	MR. YONG BYOUNG CHO

1.	Date of Birth	June 30, 1957

2.	Nominator	Board Steering Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 16th AGM (2 years)

6.	Current Position	CEO, Shinhan BNP Paribas Asset Management

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	B.A. in Law, Korea University

9.	Main Work Experience

	2013 - current	CEO, Shinhan BNP Paribas asset management

	2011 - 2013	Deputy President of Retail Business Development Group, Shinhan Bank

	2010 - 2011	Executive Vice President of Management Support Group, Shinhan Bank

	2009 - 2010	Executive Vice President of Global Business Group, Shinhan Bank

	2007 - 2009	Branch Manager of New York Branch, Shinhan Bank

AGENDA ITEM NO.3-2 OUTSIDE DIRECTOR CANDIDATE	MR. BOO IN KO

1.	Date of Birth	December 25, 1941

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Ko is a successful Korean-Japanese entrepreneur and expected to share his various experience and knowhow as a businessman with the Company. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 15th AGM (1 year)

6.	Current Position	CEO, Sansei Co., Ltd

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	63%*

8.	Education	BA, Meiji University

9.	Main Work Experience

	2005 - current	CEO, Sansei Co., Ltd

	2009 - 2010	Outside Director, Shinhan Financial Group

	2005 - 2009	Outside Director, Jeju Bank

	2002	Director, JEJU International Convention Center

	1998	Advisor, The National Unification Advisory Council

	1998	Vice Chairman, Korea Chamber of Commerce and Industry in Tokyo

*	Mr. Boo In Ko was eligible to attend eight (8) Board meetings during the 2014 financial year, of which he has missed three (3) meetings. This has resulted in an attendance rate of 63%. Mr. Boo In Ko was not able to participate in the Board meeting on November 19, 2014, and December 29, 2014, due to a private family emergency and a medical issue (influenza), respectively. Excluding these two occasions, his attendance rate would have been 88%.

It is also important to note that Mr. Boo In Ko’s attendance at Board meetings in the previous financial year was 83% even though he had family emergencies to attend to, suggesting that his level of attendance this year is not a chronic attendance issue.

AGENDA ITEM NO.3-3 OUTSIDE DIRECTOR CANDIDATE	MR. TAEEUN KWON

1.	Date of Birth	January 29, 1941

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Kwon is an expert in accounting and served as a Professor at Nagoya University of Foreign Studies. He has contributed to the development of the Company with the academic background coupled with hands-on experience through management of business administration. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 15th AGM (1 year)

6.	Current Position	Emeritus Professor, Nagoya University of Foreign Studies

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	Ph.D. in Business Administration, Nanzan University

9.	Main Work Experience

	2012 - current	Emeritus Professor, Nagoya University of Foreign Studies

	2010 - 2012	Dean, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	2004 - 2012	Professor, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	1983 - 2010	Chief Executive Officer, Nam Bu Ham Co., Ltd

	1997 - 2009	Committee member, Korean Residents’ Union HQ in Japan

	1991 - 2008	Counsel and Director, Korea Education Foundation

AGENDA ITEM NO.3-4 OUTSIDE DIRECTOR CANDIDATE	MR. SEOK WON KIM

1.	Date of Birth	April 29, 1947

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Kim, with the experiences in government institutions such as ministry of finance and career as a Chairman of Korea Federation of Savings Banks as well as Chairman of Credit Information Companies Association, he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 15th AGM (1 year)

6.	Current Position	Former) Chairman, Credit Information Companies Association.

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	Ph.D. in Economics, Kyung Hee University

9.	Main Work Experience

	2009 - 2012	Chairman, Credit Information Companies Association

	2006 - 2009	Chairman, Korea Federation of Savings Banks

	2005 - 2006	Outside Director, Woori Bank

	2002 - 2005	Vice President, Korea Deposit Insurance Corporation

	1999 - 2001	Head of the Korea-OECD Multilateral Tax Center

AGENDA ITEM NO.3-5 OUTSIDE DIRECTOR CANDIDATE	MR. HOON NAMKOONG

1.	Date of Birth	June 26, 1947

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Namkoong is an expert in finance with a career as a Member of Monetary Policy Committee at Bank of Korea and has made an effort for the stability of the board as a Chairman of Board of Directors during his tenure. The committee recommends to renew his term as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 15th AGM (1 year)

6.	Current Position	Former) Chairman, Korea Life Insurance Association

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	M.A. in public administration from University of Wisconsin at Madison

9.	Main Work Experience

	2009 - 2011	Outside Director, KORAMCO (Korea Real Asset Management Company)

	2005 - 2014	Outside Director, Samsung Electro-Magnetics Co., Ltd

	2005 - 2008	Chairman, Korea Life Insurance Association

	2000 - 2004	Member, Monetary Policy Committee, Bank of Korea

	1999 - 2000	Chairman and President, Korea Deposit Insurance Corporation

AGENDA ITEM NO.3-6 OUTSIDE DIRECTOR CANDIDATE	MR. CHEUL PARK

1.	Date of Birth	April 27, 1946

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Park is an expert in finance with a career as a Member of National Economy Advisory Council and served as a Senior Deputy Governor at Bank of Korea. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 16th AGM (2 years)

6.	Current Position	Former) Chairman & CEO, Leading Investment & Securities Co. Ltd.

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	M.A. in Economics, New York University

9.	Main Work Experience

	2006 - 2013	Chairman & CEO, Leading Investment & Securities Co. Ltd.

	2004	Member of the committee, National Economy Advisory Council

	2003 - 2006	Outside Director, Korea Development Bank

	2000 - 2003	Senior Deputy Governor, Bank of Korea

AGENDA ITEM NO.3-7 OUTSIDE DIRECTOR CANDIDATE	MR. SANG KYUNG LEE

1.	Date of Birth	September 20, 1945

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Lee is a seasoned legal expert who honorably served as the Chief Judge of the Constitutional Court of Korea. The committee recommends Mr. Lee based on his renowned capacity and character as he is expected to contribute to the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 15th AGM (1 year)

6.	Current Position	Representative Attorney, Law Firm Lee Sang Kyung

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	B.A. in Law, Chung-Ang University

9.	Main Work Experience

	2014 - current	Representative Attorney, Law Firm Lee Sang Kyung

	2010 - 2013	Representative Attorney, Law Firm WONJON

	2009 - 2010	Lawyer, DW Partners Law Firm

	2005 - 2009	Lawyer, Law Firm LEEWOO

	2004 - 2005	Chief Judge, Constitutional Court of Korea

	2002 - 2004	President, Busan High Court

	2000 - 2002	President, Daegu District Court & Incheon District Court

	2000 - 2000	Senior Presiding Judge, Patent Court of Korea

	1992 - 2000	Senior Judge, Daegu High Court

AGENDA ITEM NO.3-8 OUTSIDE DIRECTOR CANDIDATE	MR. YUKI HIRAKAWA

1.	Date of Birth	October 21, 1960

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Yuki is a successful Korean-Japanese entrepreneur and expected to share his various experience and knowhow as a businessman with the Company. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 16th AGM (2 years)

6.	Current Position	CEO, Level River Co., Ltd

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	B.A. in Spanish, Osaka University

9.	Main Work Experience

	2013 - current	CEO, Level River Co., Ltd

	1994 - 2012	CEO, Hirakawa Industry Co., Ltd

AGENDA ITEM NO.3-9 OUTSIDE DIRECTOR CANDIDATE	MR. PHILIPPE AVRIL

1.	Date of Birth	April 27, 1960

2.	Nominator	Outside Director Recommendation Committee

	2-1 Rationale	Mr. Avril is an expert in finance joining the industry as a derivatives trader in Paris in 1985. He has worked as a specialist of financial derivatives and as a member of general management at Banque Indosuez, Deutsche Bank, Dai-Ichi Kangyo Bank, Commerzbank and the Royal Bank of Scotland in offices including Paris, Tokyo, New York, Frankfurt and Hong Kong. The committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 16th AGM (2 year)

6.	Current Position	CEO & Representative Director BNP Paribas Securities(Japan) Ltd., Chief Country Officer BNP Paribas, Tokyo Branch

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	M.A. in Economics from Universite de Paris Dauphine

9.	Main Work Experience

	2011 - current	CEO & Representative Director BNP Paribas Securities(Japan) Ltd.

	2012 - current	Chief Country Officer BNP Paribas, Tokyo Branch

AGENDA ITEM NO. 4 APPOINTMENT OF AUDIT COMMITTEE MEMBERS (4 MEMBERS)

Pursuant to Article 542.12 of the Commercial Act, Article 41 of the Financial Holding Companies Act and Article 39 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of the Audit Committee Members.

Among the existing outside director candidates, Messrs. Taeeun Kwon, Seok Won Kim, Man Woo Lee and Sang Kyung Lee were recommended as candidates of the Audit Committee Members for fiscal year 2015 through the resolution of the Audit Committee Member Recommendation Committee.

Under the Korean Commercial Code, Mr. Taeeun Kwon and Man Woo Lee are considered the financial experts within this fully independent audit committee.

The Board of Directors recommends a vote “FOR” the election of each of the following nominee;

AGENDA ITEM NO.4-1 AUDIT COMMITTEE MEMBER CANDIDATE	MR. TAEEUN KWON

1.	Date of Birth	January 29, 1941

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 15th AGM (1 year)

6.	Current Position	Emeritus Professor, Nagoya University of Foreign Studies

7.	Education	Ph.D. in Business Administration, Nanzan University

8.	Main Work Experience

	2012 - current	Emeritus Professor, Nagoya University of Foreign Studies

	2010 - 2012	Dean, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	2004 - 2012	Professor, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	1983 - 2010	Chief Executive Officer, Nam Bu Ham Co., Ltd

	1997 - 2009	Committee member, Korean Residents’ Union HQ in Japan

	1991 - 2008	Counsel and Director, Korea Education Foundation

AGENDA ITEM NO.4-2 AUDIT COMMITTEE MEMBER CANDIDATE	MR. SEOK WON KIM

1.	Date of Birth	April 29, 1947

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 15th AGM (1 year)

6.	Current Position	Former) Chairman, Credit Information Companies Association.

7.	Education	Ph.D. in Economics, Kyung Hee University

8.	Main Work Experience

	2009 - 2012	Chairman, Credit Information Companies Association

	2006 - 2009	Chairman, Korea Federation of Savings Banks

	2005 - 2006	Outside Director, Woori Bank

	2002 - 2005	Vice President, Korea Deposit Insurance Corporation

	1999 - 2001	Head of the Korea-OECD Multilateral Tax Center

AGENDA ITEM NO.4-3 AUDIT COMMITTEE MEMBER CANDIDATE	MR. MAN WOO LEE

1.	Date of Birth	November 22, 1954

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 15th AGM (1 year)

6.	Current Position	Professor, Korea University Business School

7.	Education	Ph.D. in Business Administration from University of Georgia

8.	Main Work Experience

	1988 - current	Professor, Korea University Business School

	2007 - 2008	Chairman, Korean Accounting Association

	2006 - 2007	Chairman, Korean Academic society of taxation

	2001 - 2007	Committee member of Securities listing, Korea Exchange

AGENDA ITEM NO.4-4 AUDIT COMMITTEE MEMBER CANDIDATE	MR. SANG KYUNG LEE

1.	Date of Birth	September 20, 1945

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 25, 2015 until the 15th AGM (1 year)

6.	Current Position	Representative Attorney, Law Firm Lee Sang Kyung

7.	Education	B.A. in Law, Chung-Ang University

8.	Main Work Experience

	2014 - current	Representative Attorney, Law Firm Lee Sang Kyung

	2010 - 2013	Representative Attorney, Law Firm WONJON

	2009 - 2010	Lawyer, DW Partners Law Firm

	2005 - 2009	Lawyer, Law Firm LEEWOO

	2004 - 2005	Chief Judge, Constitutional Court of Korea

	2002 - 2004	President, Busan High Court

	2000 - 2002	President, Daegu District Court & Incheon District Court

	2000 - 2000	Senior Presiding Judge, Patent Court of Korea

	1992 - 2000	Senior Judge, Daegu High Court

	1981 - 1992	Judge, Seoul High Court

AGENDA ITEM NO.5    APPROVAL OF THE MAXIMUM LIMIT ON DIRECTOR REMUNERATION

Pursuant to Article 388 of the Commercial Act and Article 48 of the Company’s Articles of Incorporation, we hereby request that the shareholders approve the following:

Directors Remuneration for FY2013~FY2015

FY2013(Approved)	FY2014(Approved)	FY2015(Proposed)
6.0 billion	3.0 billion	4.5 billion	*

(1) the maximum amount of total remuneration payable to the directors of the board of the Company in fiscal year 2015 be set as KRW 4.5billion*.

(2) the maximum number of performance shares to be granted to the directors of the board of the Company in respect of fiscal year 2015 be set as 18,900 shares, provided that payments accrued in relation thereto shall be made in fiscal 2019 in accordance with the standards for and method of such grant and payment as determined by the board of directors, and the board of directors be hereby delegated with the authority to make such determination.

*	The proposed limit relates to remuneration that may be paid by the Company to its 12 directors (including 10 outside directors) in fiscal year 2015.
*	The proposed limit for the fiscal year 2015 represents a 50% increase from the limit approved for the fiscal year 2014. For your reference, the remuneration limit for Directors had been reduced by 50% from 6.0 billion to 3.0 billion in fiscal year 2014 in an effort to take the initiative and set an example to all the employees of the cost control amid lingering uncertainties within the financial market. The proposed increase for the fiscal year 2015 is mainly to reflect the vesting of “performance units” that were granted in fiscal year 2011. These “performance units” provided the right to receive cash compensation based on a four-year performance review following the grant date. There is no increase for the general compensation limit which includes base salary and annual incentives, relative to fiscal year 2014.

It should be noted, however, that in addition to such limit, additional compensation in the form of performance shares may be made in fiscal year 2015 to the extent that the total number of such shares falls within the limit approved at previous shareholders’ meetings held during the period from 2010 to 2013.

Note) Long-Term Incentives

Since March 20, 2007, we have granted “performance units” to certain high-ranking officers of select group companies. These performance units are performance-based cash compensation, the per-unit value of which is initially determined at the time of grant subject to adjustment after a fixed number of years based on the operating and financial performance of the relevant group company over the same or another fixed term, at the end of which a cash amount equal to the adjusted number of the performance units is paid out. For performance units granted prior to April 1, 2010, the performance review period was three years, and the payout was made at the end of the three-year term. For performance units granted on or after April 1, 2010, the performance review period has been extended principally to four years (and to a limited extent, five years), and the payment is made at the end of such four- or five-year term. As of February 11, 2014, we have consolidated the granting of new “performance units” with “Performance shares” into “Performance shares”, in order to simplify the structure of long-term incentives.

Since April 1, 2010, in addition to the performance units, we also grant “performance shares” to certain high-ranking officers of select group companies. The performance shares are conceptually similar to the performance units granted since April 1, 2010, in that the number of performance shares is based on the operating and financial performance of the relevant group company, except that the number of performance shares granted is adjusted on the basis of the movements in the market price of our shares. In addition, while the performance shares are paid out in cash at the end of the adjustment period, the grantee is contractually required to use the payout solely to purchase our shares in the market at the then-prevailing market price.

Additional Information

I.	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2014. As of the record date, there were 474,199,587 shares outstanding, all of which are valid shares for voting.

II.	Method of Resolutions

Pursuant to the provisions of the Commercial Act, Agenda Item No. 1, 3, 4 and 5 shall be passed a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

III.	Members of the Board of Directors after the 14th Annual General Meeting of Shareholders

Before AGM	After AGM
		Initially Appointed on	Reappointed on	End of Tenure
Executive Director	Executive Director
Dong Woo Han	Dong Woo Han	March 23, 2011	March 26, 2014	FY 2016 AGM

Non-executive Director	Non-executive Director
Jin Won Suh	Yong Byoung Cho	March 25, 2015		FY 2016 AGM

Outside Directors*	Outside Directors*
Man Woo Lee	Man Woo Lee	March 26, 2014		FY 2015 AGM
Jin Chung	Jin Chung	March 26, 2014		FY 2015 AGM
Boo In Ko†	Boo In Ko	March 28, 2013	March 25, 2015	FY 2015 AGM
Sang Kyung Lee†	Sang Kyung Lee	March 29, 2012	March 25, 2015	FY 2015 AGM
Taeeun Kwon†	Taeeun Kwon	March 23, 2011	March 25, 2015	FY 2015 AGM
Seok Won Kim†	Seok Won Kim	March 23, 2011	March 25, 2015	FY 2015 AGM
Hoon Namkoong**†	Hoon Namkoong	March 23, 2011	March 25, 2015	FY 2015 AGM
Kee Young Kim	Cheul Park	March 25, 2015		FY 2016 AGM
Haruki Hirakawa	Yuki Hirakawa	March 25, 2015		FY 2016 AGM
Philippe Aguignier	Philippe Avril	March 25, 2015		FY 2016 AGM

*	Outside Directors is defined by the Financial Holding Companies Act and the Securities and Exchange Act as a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company.
**	Mr. Hoon Namkoong was the Chairman of the Board of Directors for Shinhan Financial Group.
***	The new Chairman of the Board of Directors will be elected on the following meeting of Board of Directors after the AGM.
†	indicates outside directors whose tenure expired and who seeks shareholders’ approval to renew their terms.

IV.	Committees of the Board of Directors

There are currently eight management committees that serve under the board:

•	the Governance and CEO Recommendation Committee;

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee;

•	the Outside Director Recommendation Committee; and

•	the Audit Committee Member Recommendation Committee

Each committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

The following table lists the members of each committee as of February 24, 2015. Each committee members for FY 2015, except for the members of the Audit Committee, will be appointed by the new Board of Directors after the 14th Annual General Meeting of Shareholders;

Committee	Members	Objective	Attendance Record*	Number of Meetings Held*
Governance and CEO Recommendation Committee†	Chair (Mar. 2013~Mar. 2014) Kee Young Kim (o) Chair (Mar. 2014~Current) Sang Kyung Lee (o) Members (Mar. 2013~Mar. 2014) Boo In Ko (o) Taeeun Kwon (o) Hoon Namkoong (o) Philippe Aguignier (o) Dong Woo Han Members (Mar. 2014~Current) Boo In Ko (o) Taeeun Kwon (o) Hoon Namkoong (o) Philippe Aguignier (o) Dong Woop Han

The committee is responsible for overall corporate governance matters of the Company. It will deliberate on matters related to corporate governance of the Company, such as the code of conduct and code of ethics, size of the Board of Directors and matters necessary for improvements to the Company’s corporate governance structure.

The committee is also responsible to develop, operate and review the Company’s management succession plan, including setting CEO qualification criteria, evaluating CEO candidate pool and recommending CEO candidates.

The Chair of this committee will be elected among the outside director members.

The participation, and voting right, of the incumbent CEO will be limited if he or she is included in the CEO candidate pool.

			100% 100% 100% 100% 100% 100% 100% 0% 100% 100% 100% 100%	1

Board Steering Committee†	Chair (Mar. 2013~Mar. 2014) Dong Woo Han Chair (Mar. 2014~Current) Dong Woo Han	The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities.	100% 100%	4
	Members (Mar. 2013~Mar.2014) Boo In Ko (o) Kee Young Kim (o) Seok Won Kim (o) Haruki Hirakawa (o) Members (Mar. 2014~Current) Boo In Ko (o) Kee Young Kim (o) Seok Won Kim (o) Jin Chung (o)		67% 100% 100% 67% 50% 100% 100% 67%

	Chair Kee Young Kim (o)	The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.	100%	4
Risk Management Committee†	Members Hoon Namkoong (o) Philippe Aguignier (o)		100% 100%

Compensation Committee†	Chair (Mar. 2013~Mar. 2014) Sang Kyung Lee (o) Chair (Mar. 2014~Current) Seok Won Kim (o)	This committee is responsible for reviewing and approving the management’s evaluation and compensation programs.	100% 100%	4
	Members (Mar. 2013~Mar. 2014) Hoon Namkoong (o) Ke Sop Yun (o) Jung Il Lee (o) Members (Mar. 2014~Current) Hoon Namkoong (o) Man Woo Lee (o) Haruki Hirakawa (o)		100% 100% 100% 100% 100% 50%

Audit Committee†	Chair (Mar. 2013~Mar. 2014) Ke Sop Yun (o) Chair (Mar. 2014~Current) Taeeun Kwon (o)	The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of stockholders.	100% 100%	8
	Members (Mar. 2013~Mar. 2014) Taeeun Kwon (o) Seok Won Kim (o) Sang Kyung Lee (o) Members (Mar. 2014~Current) Seok Won Kim (o) Sang Kyung Lee (o) Man Woo Lee (o)		89% 100% 100% 100% 100% 100%

Outside Director Recommendation Committee†	Chair Kee Young Kim (o)	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.	100%	3
	Members (Mar. 2014~Current) Boo In Ko (o) Man Woo Lee (o) Haruki Hirakawa (o) Dong-Woo Han		100% 100% 100% 100%

Audit Committee Member Recommendation Committee†	Chair Hoon Namkoong (o)	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our audit committee member positions and related matters. The committee should consist of all of the outside directors of the Group.	100%	1
	Member All outside Directors (o)		100%

†	indicates committees with a majority of outside directors as committee members
*	The “number of meetings held” and the “attendance record” for the Board Steering Committee, Risk Management Committee, Compensation Committee and the Audit Committee have been counted for the period from the appointment of the members to the committee until the end of FY 2014, that is December 31, 2014, based on the Financial Supervisory Service disclosure guideline for proxy materials. However, for the outside director Recommendation Committee and the Audit Committee Member Recommendation Committee, those records were counted for the meetings held to recommend and nominate candidates that constitute the next Outside Directors among the Board of Directors and the Audit Committee Members for FY 2015, which both were held during February 2015.
(o)	indicates outside directors

For detailed information of notes to financial statements, please refer to audit report through 6-K disclosure scheduled on 10th of March, 2015.

Actual date of disclosure that is scheduled on 10th of March, 2015 may be subject to change.

Appendix A. Financial Statements for FY 2014

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Financial Statements December 31, 2014 and 2013

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	December 31, 2014		December 31, 2013

Assets
Due from banks	￦	120,790	385
Trading assets		69,338	520,116
Loans, net		1,337,083	1,337,083
Property and equipment, net		1,029	1,159
Intangible assets, net		6,093	6,508
Investments in subsidiaries		25,203,159	25,261,909
Deferred tax assets		3,421	2,331
Other assets, net		353,635	295,154

Total assets	￦	27,094,548	27,424,645

Liabilities
Borrowings	￦	7,500	7,500
Debt securities issued		6,451,436	7,098,797
Liabilities for defined benefit obligations		4,502	2,981
Other liabilities		395,991	340,895

Total liabilities		6,859,429	7,450,173

Equity
Capital stock		2,645,053	2,645,053
Hybrid bonds		537,443	537,443
Capital surplus		9,494,842	9,494,842
Accumulated other comprehensive loss		(4,788)	(2,919)
Retained earnings		7,562,569	7,300,053

Total equity		20,235,119	19,974,472

Total liabilities and equity	￦	27,094,548	27,424,645

See accompanying notes to the separate financial statements.

1

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In millions of won, except earnings per share data)	2014		2013

Interest income	￦	58,363	61,864
Interest expense		(271,909)	(310,438)

Net interest expense		(213,546)	(248,574)

Fees and commission income		70,034	114,321
Fees and commission expense		(182)	(214)

Net fees and commission income		69,852	114,107

Dividend income		922,734	919,805
Net trading income		10,409	10,991
Reversal of (provision for) credit losses		(37)	10
General and administrative expenses		(68,125)	(66,785)

Operating income		721,287	729,554

Non-operating income (expense)		(59,157)	1,654

Profit before income taxes		662,130	731,208

Income tax benefit		493	430

Net profit for the year		662,623	731,638

Other comprehensive income for the year, net of income tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability		(1,869)	(269)

Total comprehensive income for the year	￦	660,754	731,369

Basic and diluted earnings per share in won	￦	1,204	1,349

See accompanying notes to the separate financial statements

2

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Appropriation of Retained Earnings

For the years ended December 31, 2014 and 2013

(In millions of won)	2014		2013

Unappropriated retained earnings:
Balance at beginning of year	￦	5,232,139	4,972,608
Dividend to hybrid bonds		(29,940)	(29,940)
Net income		662,623	731,638

		5,864,822	5,674,306
Reversal of regulatory reserve for loan losses		—	1,165

Balance at end of year before appropriation		5,864,822	5,675,471

Appropriation of retained earnings:
Legal reserve		66,262	73,164
Regulatory reserve for loan losses		858	—
Dividends		512,428	370,168
Dividends on common stocks paid		450,490	308,230
Dividends on preferred stocks paid		61,938	61,938

	￦	579,548	443,332

Unappropriated retained earnings to be carried over to subsequent year	￦	5,285,274	5,232,139

Date of appropriation:		March 25, 2015	March 26, 2014

See accompanying notes to the separate financial statements.

3

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity

Balance at January 1, 2013	￦	2,645,053	537,443	9,494,842	(2,650)	6,992,233	19,666,921
Total comprehensive income for the year:
Net profit for the year		—	—	—	—	731,638	731,638
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit liability		—	—	—	(269)	—	(269)

		—	—	—	(269)	731,638	731,369

Transactions with owners:
Dividends		—	—	—	—	(393,878)	(393,878)
Dividend to hybrid bonds		—	—	—	—	(29,940)	(29,940)

		—	—	—	—	(423,818)	(423,818)

Balance at December 31, 2013	￦	2,645,053	537,443	9,494,842	(2,919)	7,300,053	19,974,472

	Capital stock		Hybrid bonds	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity

Balance at January 1, 2014	￦	2,645,053	537,443	9,494,842	(2,919)	7,300,053	19,974,472
Total comprehensive income for the year:
Net profit for the year		—	—	—	—	662,623	662,623
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit liability		—	—	—	(1,869)	—	(1,869)

		—	—	—	(1,869)	662,623	660,754

Transactions with owners:
Dividends		—	—	—	—	(370,167)	(370,167)
Dividend to hybrid bonds		—	—	—	—	(29,940)	(29,940)

		—	—	—	—	(400,107)	(400,107)

Balance at December 31, 2014	￦	2,645,053	537,443	9,494,842	(4,788)	7,562,569	20,235,119

See accompanying notes to the separate financial statements.

4

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	2014		2013

Cash flows from operating activities
Profit before income taxes	￦	662,130	731,208
Adjustments for:
Interest income		(58,363)	(61,864)
Interest expense		271,909	310,438
Dividend income		(922,734)	(919,805)
Net trading income		(116)	(1,116)
Provision for (reversal of) credit losses		37	(10)
Employee costs		3,991	4,732
Depreciation and amortization		1,034	1,113
Non-operating expense		58,904	57

		(645,338)	(666,455)
Changes in assets and liabilities:
Trading assets		450,894	(400,452)
Other assets		474	404
Liabilities for defined benefit obligations		(2,718)	(1,878)
Other liabilities		(1,637)	96

		447,013	(401,830)

Interest received		57,861	62,672
Interest paid		(271,854)	(304,086)
Dividend received		922,734	919,805

Net cash provided by operating activities		1,172,546	341,314

Cash flows from investing activities
Lending of loans		(50,000)	(137,500)
Collection of loans		50,000	160,000
Acquisition of property and equipment		(327)	(363)
Acquisition of intangible assets		(2,428)	(85)
Disposal of intangible assets		2,190	—
Acquisition of subsidiaries		—	(45,813)

Net cash used in investing activities		(565)	(23,761)

Cash flows from financing activities
Increase in borrowings		37,500	17,500
Repayments of borrowings		(37,500)	(20,000)
Issuance of debt securities		820,000	1,600,000
Redemption of debt securities issued		(1,470,000)	(1,700,000)
Debentures issuance cost paid		(1,762)	(3,475)
Dividends paid		(399,791)	(424,014)

Net cash used in financing activities		(1,051,553)	(529,989)

Net increase (decrease) in cash and cash equivalents		120,428	(212,436)

Cash and cash equivalents at beginning of year		382	212,818

Cash and cash equivalents at end of year	￦	120,810	382

See accompanying notes to the separate financial statements.

5

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a) Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements presented by a parent, an investor with joint control of, significant influence over, an investee, in which the investments are accounted for cost.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position.

•	Financial instruments at fair value through profit or loss are measured at fair value

•	Liabilities for cash-settled share-based payment arrangements are measured at fair value

•	Liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

6

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

2.	Basis of preparation (continued)

(e) Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 4, 2015, which will be submitted for approval to shareholder’s meeting to be held on March 25, 2015.

3.	Significant accounting policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No. 1027 Separate Financial Statements. The Company’s investments in subsidiaries are recorded at cost in accordance with K-IFRS No. 1027. The Company applied K-IFRS No. 1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments. Generally equity investments are excluded from cash and cash equivalents.

7

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(c) Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii) Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

8

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

v) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

9

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(e) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

(f) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

10

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(g) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

(h) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

11

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(i) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i) Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition. These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii) Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition. Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.

(j) Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

12

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(k) Capital stock

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(l) Employee benefits

i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii) Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

13

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

iii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(m) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

14

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(n) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

(o) Financial income and expense

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii) Fees and commissions

Fees and commission income are recognized as the related services are performed.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii) Dividend income

Dividend income is recognized when the right to receive income is authorized.

15

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(p) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

16

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(q) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(r) New standards and interpretations not yet adopted

The following amendment to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2015, and the Company has not early adopted them.

i) K-IFRS 1027 ‘Separate Financial Statements’

Amendments to K-IFRS 1027 introduced equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. This amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

17

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Financial Statements December 31, 2014 and 2013

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	2014		2013

Assets
Cash and due from banks	￦	20,584,838	16,472,509
Trading assets		24,362,176	18,033,298
Financial assets designated at fair value through profit or loss		2,737,375	3,360,765
Derivative assets		1,568,307	1,717,468
Loans, net		221,617,689	205,722,718
Available-for-sale financial assets		31,418,014	33,596,567
Held-to-maturity financial assets		13,373,384	11,031,307
Property and equipment, net		3,147,255	3,214,303
Intangible assets, net		4,152,843	4,226,378
Investments in associates		341,876	328,567
Current tax receivable		10,643	6,184
Deferred tax assets		228,356	196,410
Investment property, net		267,529	690,257
Other assets, net		14,202,627	12,451,007
Assets held for sale		8,892	242,815

Total assets	￦	338,021,804	311,290,553

Liabilities
Deposits	￦	193,709,738	178,809,881
Trading liabilities		2,688,734	1,258,283
Financial liabilities designated at fair value through profit or loss		8,996,181	5,909,130
Derivative liabilities		1,717,555	2,019,395
Borrowings		22,973,767	20,142,908
Debt securities issued		37,334,612	37,491,439
Liabilities for defined benefit obligations		309,457	117,655
Provisions		694,165	750,283
Current tax payable		256,993	239,174
Deferred tax liabilities		9,549	14,625
Liabilities under insurance contracts		17,776,280	15,661,827
Other liabilities		21,039,865	19,020,815

Total liabilities		307,506,896	281,435,415

Equity
Capital stock		2,645,053	2,645,053
Hybrid bonds		537,443	537,443
Capital surplus		9,887,335	9,887,335
Capital adjustments		(393,405)	(393,128)
Accumulated other comprehensive income		637,894	672,967
Retained earnings		15,869,779	14,188,480

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.		29,184,099	27,538,150
Non-controlling interests		1,330,809	2,316,988

Total equity		30,514,908	29,855,138

Total liabilities and equity	￦	338,021,804	311,290,553

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In millions of won)	2014		2013

Interest income	￦	12,060,507	12,591,322
Interest expense		(5,270,707)	(5,986,438)

Net interest income		6,789,800	6,604,884

Fees and commission income		3,560,500	3,489,668
Fees and commission expense		(2,091,342)	(2,103,313)

Net fees and commission income		1,469,158	1,386,355

Net insurance loss		(413,200)	(382,778)
Dividend income		175,798	155,984
Net trading income (loss)		262,492	74,912
Net foreign currency transaction gain		223,718	296,187
Net gain (loss) on financial instruments designated at fair value through profit or loss		(360,972)	(122,020)
Net gain on disposal of available-for-sale financial assets		680,931	700,609
Impairment losses on financial assets		(1,174,379)	(1,339,897)
General and administrative expenses		(4,462,883)	(4,202,550)
Other operating expenses, net		(535,653)	(539,687)

Operating income		2,654,810	2,631,999

Equity method income		30,580	7,286
Other non-operating income (expenses), net		182,186	37,268

Profit before income taxes		2,867,576	2,676,553

Income tax expense		667,965	621,214

Profit for the year		2,199,611	2,055,339

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		(12,868)	(57,845)
Net change in unrealized fair value of available-for-sale financial assets		135,908	(268,943)
Equity in other comprehensive income of associates		6,255	(4,811)
Net change in unrealized fair value of cash flow hedges		(16,378)	6,089
Other comprehensive income (loss) of separate account		5,820	(1,829)

		118,737	(327,339)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability		(154,416)	18,599

Total other comprehensive loss, net of income tax		(35,679)	(308,740)

Total comprehensive income for the year	￦	2,163,932	1,746,599

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2014 and 2013

(In millions of won, except earnings per share)	2014		2013

Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	￦	2,081,110	1,898,577
Non-controlling interest		118,501	156,762

	￦	2,199,611	2,055,339

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	￦	2,046,037	1,591,423
Non-controlling interest		117,895	155,176

	￦	2,163,932	1,746,599

Earnings per share:
Basic and diluted earnings per share in won	￦	4,195	3,810

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2013

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144
Correction of error		—	—	—	—	—	(1,452)	(1,452)	—	(1,452)
Balance at January 1, 2013 (restated)		2,645,053	537,443	9,887,199	(393,097)	980,121	12,713,720	26,370,439	2,541,253	28,911,692
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	1,898,577	1,898,577	156,762	2,055,339
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(57,825)	—	(57,825)	(20)	(57,845)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(267,694)	—	(267,694)	(1,249)	(268,943)

Equity in other comprehensive income of associates		—	—	—	—	(4,811)	—	(4,811)	—	(4,811)

Net change in unrealized fair value of cash flow hedges		—	—	—	—	6,089	—	6,089	—	6,089
Other comprehensive income of separate account		—	—	—	—	(1,829)	—	(1,829)	—	(1,829)
Remeasurements of defined benefit plans		—	—	—	—	18,916	—	18,916	(317)	18,599

Total other comprehensive income (loss)		—	—	—	—	(307,154)	—	(307,154)	(1,586)	(308,740)

Total comprehensive income		—	—	—	—	(307,154)	1,898,577	1,591,423	155,176	1,746,599

Transactions with owners, etc
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(29,939)	(29,939)	—	(29,939)
Change in other capital surplus		—	—	136	—	—	—	136	—	136
Change in other capital adjustments		—	—	—	(31)	—	—	(31)	—	(31)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(379,441)	(379,441)

		—	—	136	(31)	—	(423,817)	(423,712)	(379,441)	(803,153)

Balance at December 31, 2013	￦	2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2014

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2014	￦	2,645,053	537,443	9,887,335	(393,128)	671,807	14,194,163	27,542,673	2,316,988	29,859,661
Change in accounting policy		—	—	—	—	1,160	(1,611)	(451)	—	(451)
Correction of error		—	—	—	—	—	(4,072)	(4,072)	—	(4,072)
Balance at January 1, 2014 (restated)		2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,081,110	2,081,110	118,501	2,199,611
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(11,984)	—	(11,984)	(884)	(12,868)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	134,507	—	134,507	1,401	135,908

Equity in other comprehensive income of associates		—	—	—	—	6,255	—	6,255	—	6,255

Net change in unrealized fair value of cash flow hedges		—	—	—	—	(16,378)	—	(16,378)	—	(16,378)
Other comprehensive income of separate account		—	—	—	—	5,820	—	5,820	—	5,820
Remeasurements of defined benefit plans		—	—	—	—	(153,293)	—	(153,293)	(1,123)	(154,416)

Total other comprehensive income (loss)		—	—	—	—	(35,073)	—	(35,073)	(606)	(35,679)

Total comprehensive income		—	—	—	—	(35,073)	2,081,110	2,046,037	117,895	2,163,932

Transactions with owners, etc
Dividends		—	—	—	—	—	(370,168)	(370,168)	—	(370,168)
Dividends to hybrid bonds		—	—	—	—	—	(29,940)	(29,940)	—	(29,940)
Change in other capital adjustments		—	—	—	(277)	—	—	(277)	—	(277)
Change in other retained earnings		—	—	—	—	—	297	297	—	297
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(1,104,074)	(1,104,074)

		—	—	—	(277)	—	(399,810)	(400,087)	(1,104,074)	(1,504,161)

Balance at December 31, 2014	￦	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	2014		2013

Cash flows from operating activities
Profit before income taxes	￦	2,867,576	2,676,553
Adjustments for:
Interest income		(12,060,507)	(12,591,322)
Interest expense		5,270,707	5,986,438
Dividend income		(175,798)	(155,984)
Net fees and commission expense		166,204	82,410
Net insurance loss		2,583,739	2,764,340
Net trading loss (gain)		151,525	227,976
Net foreign currency translation loss (gain)		31,356	(2,520)
Net loss (gain) on financial assets designated at fair value through profit or loss		117,137	(177,645)
Net gain on disposal of available-for-sale financial assets		(680,931)	(700,609)
Provision for credit losses		944,429	1,124,927
Impairment losses on other financial assets		229,951	214,970
Employee costs		143,330	80,600
Depreciation and amortization		312,966	319,730
Other operating income		(213,139)	61,074
Equity method income, net		(30,580)	(7,286)
Other non-operating income, net		(117,933)	15,510

		(3,327,544)	(2,757,391)

Changes in assets and liabilities:
Due from banks		(4,542,186)	(1,954,448)
Trading assets and liabilities		(4,711,789)	(1,305,364)
Financial instruments designated at fair value through profit or loss		3,593,303	396,252
Derivative instruments		(261,032)	23,171
Loans		(16,978,229)	(7,444,790)
Other assets		(2,012,074)	(65,799)
Deposits		14,994,221	5,825,422
Liabilities for defined benefit obligations		(141,614)	(140,462)
Provisions		(128,531)	(105,796)
Other liabilities		3,079,941	(2,315,596)

		(7,107,990)	(7,087,410)

Income taxes paid		(667,784)	(695,725)
Interest received		11,732,050	12,499,754
Interest paid		(5,789,333)	(5,891,494)
Dividends received		212,381	156,196

Net cash used in operating activities	￦	(2,080,644)	(1,099,517)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flow (Continued)

For the year ended December 31, 2014 and 2013

(In millions of won)	2014		2013

Cash flows from investing activities
Proceeds from disposal of financial assets designated at fair value through profit or loss	￦	—	57,833
Acquisition of financial assets designated at fair value through profit or loss		—	(7,937)
Proceeds from disposal of available-for-sale financial assets		32,886,606	29,917,886
Acquisition of available-for-sale financial assets		(30,227,793)	(26,999,720)
Proceeds from disposal of held-to-maturity financial assets		2,667,782	2,393,951
Acquisition of held-to-maturity financial assets		(4,959,391)	(1,806,589)
Proceeds from disposal of property and equipment		32,377	29,021
Acquisition of property and equipment		(182,130)	(294,003)
Proceeds from disposal of intangible assets		10,275	8,097
Acquisition of intangible assets		(62,984)	(154,407)
Proceeds from disposal of investments in associates		77,592	27,466
Acquisition of investments in associates		(61,289)	(55,389)
Proceeds from disposal of investment property		676,496	38,085
Acquisition of investment property		(1,037)	(234,432)
Proceeds from disposal of assets held for sale		232,365	49,185
Net decrease in other assets		(128,080)	39,509
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets		—	2,073
Business combination, net of cash acquired		—	385,291

Net cash provided by investing activities		960,789	3,395,920

Cash flows from financing activities
Proceeds from borrowings		30,493,012	21,665,428
Repayments of borrowings		(27,895,195)	(21,142,955)
Proceeds from debt securities issued		10,262,773	10,338,560
Repayments of debt securities issued		(10,619,073)	(11,352,135)
Net increase (decrease) in other liabilities		(28,842)	31,893
Dividends paid		(399,791)	(424,014)
Payment of hedging derivative financial instruments for debt securities issued		(20,980)	(24,292)
Redemption of subsidiary’s hybrid bonds and others		(1,105,051)	(379,441)

Net cash provided by (used in) financing activities		686,853	(1,286,956)

Effect of exchange rate fluctuations on cash and cash equivalents held		16,237	3,964

Increase (decrease) in cash and cash equivalents		(416,765)	1,013,411

Cash and cash equivalents at beginning of period		6,021,176	5,007,765

Cash and cash equivalents at end of period	￦	5,604,411	6,021,176

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving the exchange of Shinhan Financial Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2014 and 2013 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2014	2013
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank (*2)	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. America Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity	HKC&T Co., Ltd.	Korea	September 30	100.0	100.0
”	Everdigm, Corp.	”	”	45.2	45.2
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	December 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

2.	Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in The Act on External Audit of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 4, 2015, which will be submitted for approval to the shareholders’ meeting to be held on March 25, 2015.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position.

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss

•	liabilities for defined benefit plans that are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The financial statements of the parent and each subsidiary are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Parent Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

2.	Basis of preparation (continued)

(e) Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2014.

i) Offsetting Financial Assets and Financial Liabilities (Amendments to K-IFRS 1032)

The Group has adopted amendments to K-IFRS 1032, ‘Offsetting Financial Assets and Financial Liabilities’ since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle. The amendments do not have significant effects on the Group’s consolidated financial statements.

ii) K-IFRS No.2121, ‘Levies’

The Group has adopted K-IFRS No.2121, ‘Levies’ since January 1, 2014. K-IFRS 2121 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The new interpretation does not have significant effects on the Group’s consolidated financial statements.

iii) Classification of hybrid financial instruments by the holder

The Group had classified its investments in hybrid financial instruments as investments in equity securities from the holder’s perspective. The Group has determined that the host contract of a hybrid financial instruments can be classified as either equity or debt instruments based on the interpretation letter issued by Korea Accounting Institute. The effects of the changes on the consolidated financial statements are disclosed in the Notes. The Group has applied the changes in accounting policy retrospectively and restated the comparative prior year financial statements and the relevant disclosures in notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for the changes in accounting policies as explained in Note 2 (e).

(a) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group has reportable segments which consist of banking, credit card, securities, life insurance, others.

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests in the consolidated statements of financial position since the Group’s interests in these entities are recognized as liabilities of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

iii) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No. 1102 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

ii) Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the group does not recognize goodwill since the transaction is regarded as equity transaction.

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(f) Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(g) Derivative financial instruments including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

•	Fair value hedge – Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

•	Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

•	Hedge of net investment – Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No. 1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation

•	the disappearance of an active market for that financial asset because of financial difficulties

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

i) Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral.

In assessing collective impairment , the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(i) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i) Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii) Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k) Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(l) Leased assets

i) Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii) Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(m) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(n) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(o) Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p) Foreign currency

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency differences arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(q) Equity

i) Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii) Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

iii) Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

iii) Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(s) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(t) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(u) Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No. 1018. Revenue

(v) Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments, Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts.

i) Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

•	Premium reserve - Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

•	Unearned premium reserve - Unearned premium reserve refers to premium for subsequent years but collected before the reporting date.

•	Guarantee reserve - At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of claims for the amount equals to the average amount of net losses of the worst 30% cases forecasted by scenarios or the standard reserve amount by insurance type and the lowest insured amount, whichever is greater.

•	Reserve for outstanding claims - Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

•	Reserve for participating policyholder’s dividend - In accordance with regulations and policy terms, reserves for participating policyholder’s dividend are provided for dividend to be paid to the policyholders and comprise the current reserve for policyholder’s dividend and the future reserve for policyholder’s dividend. The current reserve for policyholder’s dividend is the fixed payable dividend amount but not paid at the end of the reporting period and the future reserve for policyholder’s dividend is the calculated policyholder’s dividend amount factoring in estimated policy termination rates for the valid insurance policy as at the end of the reporting period.

ii) Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii) Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset

iv) Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted for in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

v) Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(w) Financial income and expense

i) Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii) Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(x) Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

(y) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(z) Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(ab) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2014, and the Group has not early adopted them.

Management is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statements, if any.

i) K-IFRS No. 1108, ‘Operating segments’

The amendment requires the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include a brief description of the operating segments that have been aggregated and the economic indicators that have been assessed in determining whether the operating segments share the similar economic characteristics. In addition, this amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s total assets is required only when the information is regularly provided to the entity’s chief operating decision maker. The amendment is effective for annual periods beginning on or after July 1, 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

3.	Significant accounting policies (continued)

ii) K-IFRS No. 1102, ‘Share-based payment’

The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The amendment is effective for annual periods beginning on or after July 1, 2014.

iii) K-IFRS No. 1103, ‘Business combinations’

The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with K-IFRS No. 1032 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognised in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The amendment is effective for annual periods beginning on or after July 1, 2014.

iv) K-IFRS No. 1113, ‘Fair Value Measurement’

The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applies to contracts in the scope of K-IFSRS No. 1039 even though the contracts do not meet the definition of a financial asset or financial liability. The amendment is effective for annual periods beginning on or after July 1, 2014.

v) K-IFRS No. 1024, ‘Related Party Disclosures’

The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognised for the key management personnel services. The amendment is effective for annual periods beginning on or after July 1, 2014.

vi) K-IFRS No. 1019, ‘Employee benefits’

The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognise those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The amendment is effective for annual periods beginning on or after July 1, 2014.

vii) K-IFRS No. 1111, ‘Joint Arrangements’

The amendment requires the business combination accounting to be applied to an acquisition of interests in a joint operation that constitutes a business. In addition, when business combination accounting applies to the acquisition of additional interests in a joint operation while the joint operator retains joint control, the additional interest acquired shall be measured at fair value but the previously held interests in the joint operation shall not be re-measured. The amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Jung Kee Min
Name:	Jung Kee Min
Title:	Chief Financial Officer

Date: February 24, 2015